Exhibit 99.93

ImmunoPrecise and LiteVax SARS-CoV-2 Vaccine Begins Pre-Clinical Trials

VICTORIA, BC, Sept. 25, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (“IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, and LiteVax BV (Oss, the Netherlands), today announced that they have initiated pre-clinical vaccine trials against SARS-CoV-2. Vaccine design was based on large sets of data obtained during the analysis of IPA’s SARS-CoV-2 therapeutic programs. Using this information, ImmunoPrecise designed data-driven, well-defined SARS-CoV-2 spike protein variant vaccine candidates that were combined with a novel class of synthetic carbohydrate derivatives, designed to act as a vaccine adjuvant, with the final formulations aimed at high efficacy and low adverse effects.

The collaborative, pre-clinical study is ongoing at IRTA (Catalonia, Spain) and is focusing on the feasibility of a single-low-dose administration to assess the safety and tolerability of the vaccine formulations. In parallel to the pre-clinical study, which is supported through TRANSVAC2 (EC-funded project, grant agreement N° 730964), IPA and LiteVax are initiating relevant ex vivo assays. The study results will be compiled by November 2020 and will allow the companies to prioritize subsets of ideal vaccine candidates for further development.

IPA’s vaccine design takes into account significant, compiled data on the human immune response to SARS-CoV-2, as well as data gained through the scrutiny of IPA’s collective SARS studies. The companies expect that the combination of IPA’s vaccine with LiteVax’s adjuvant technology, designed to specifically enhance the host’s immune response, will have a significant impact toward a successful single-low-dose vaccine against SARS-CoV-2. This first pre-clinical study enables the design of more extensive challenge studies.

“IPA has compiled tremendous amounts of in vitro and in silico data, which generated expansive datasets used to inform this study. Our belief is that comprehensive analyses of the data from this trial, including a thorough characterization of the resulting immune responses, will help advance our aim of bringing safe and efficacious products to the clinic”, stated Dr. Jennifer Bath, CEO and President of ImmunoPrecise. She added: “We are pleased to collaborate on this initial vaccine trial, which is expected to be followed by our PolyTope formulation within the year”.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-CoV-2) at this time.

About TRANSVAC

TRANSVAC2 is a European vaccine research and development (R&D) infrastructure that aims to accelerate the development of safe, effective and affordable vaccines, which are one of the most successful and cost-effective public health tools for disease prevention. However, vaccine development is time-consuming and complex, requiring a combination of specialized skills and technical capacities not readily available at a single organization. In order to facilitate access to these skills and capacities, and to promote collaborations in the European vaccine landscape, TRANSVAC2 offers high quality technical services across four different service platforms: Technology (for process development and GMP production), Immunocorrelates & Systems Biology, Animal models, and support for Clinical Trials. For further information on the project and support provided please visit www.transvac.org.

TRANSVAC2 has received funding from the European Union’s Horizon 2020 research and innovation program under grant agreement N° 730964.

About IRTA

IRTA is a research institute dedicated to agro-alimentary R&D&I within the areas of vegetal and animal production, agri-food industries, environment and global change, and economy. Transfer of IRTA scientific advances contribute to modernity, competitivity and sustainable development within the agrarian, food and fishery sectors, provision of healthy food for consumers and the improvement of human welfare. IRTA is ascribed to the Department of Agriculture, Livestock, Fisheries and Food (DARP) of the Catalan Government. http://www.irta.cat/en/

About LiteVax

LiteVax BV is a Dutch biopharmaceutical SME with the mission to impact global health by developing and exploiting novel immunoadjuvants to increase vaccine efficacy. New and more effective vaccines against a wide range of infectious diseases are needed as evidenced by the recent outbreaks. For further information, please contact luuk.hilgers@litevax.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its vaccines and/or antibodies to be further developed or approved to protect against and/or treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those vaccines and/or antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended April 30, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 25-SEP-20